Exhibit 3

Execution Version

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of January 22, 2013, by and among Cole Credit Property Trust II, Inc., a Maryland corporation (“Cole”), Cole Operating Partnership II, LP, a Delaware limited partnership (“Cole Operating Partnership”, and together with Cole, the “Cole Parties”), and the undersigned stockholder (the “Stockholder”) of Spirit Realty Capital, Inc., a Maryland corporation (“Spirit”).

RECITALS

A. Concurrently with the execution of this Agreement, Spirit, Spirit Realty, L.P., a Delaware limited partnership (“Spirit Operating Partnership”), and the Cole Parties have entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides for (i) the merger of Spirit with and into Cole with Cole being the surviving corporation (the “Company Merger”) and (ii) the merger of the Cole Operating Partnership with and into the Spirit Operating Partnership with the Spirit Operating Partnership being the surviving partnership.

B. As a condition and inducement to Cole’s willingness to enter into the Merger Agreement, Cole has required that Stockholder, and Stockholder has agreed, to enter into this Agreement with respect to all shares of common stock, par value $0.01 per share, of Spirit (“Spirit Common Shares”) that Stockholder owns beneficially or of record.

C. The Stockholder is the owner, beneficially or of record, and has either sole or shared voting power of such number of Spirit Common Shares as is indicated on the signature page to this Agreement (the “Spirit Shares”).

D. Cole desires the Stockholder to agree, and the Stockholder is willing to agree, not to Transfer (as defined below) any of the Spirit Shares or New Spirit Shares (as defined below), and to vote the Spirit Shares and New Spirit Shares in a manner so as to facilitate consummation of the Company Merger as provided and subject to the limitations herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Permitted Transfer” shall mean, in each case, so long as (i) such Transfer is in accordance with applicable Law and (ii) Stockholder is and at all times has been in compliance with this Agreement: any Transfer to an Affiliate, so long as such Affiliate, in connection with such Transfer, executes a joinder to this Agreement pursuant to which such Affiliate agrees to become a party to this Agreement and be subject to the restrictions applicable to the Stockholder and otherwise become a party for all purposes of this Agreement; provided, that no such Transfer shall relieve the transferring Stockholder from its obligations under this Agreement.

“Spirit Expiration Date” shall mean the earliest to occur of (i) the Company Merger Effective Time, (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article 9 thereof, (iii) such date and time as there shall have occurred either a Change in Spirit Recommendation or a Change in Cole Recommendation, (iv) such date and time as either of the Cole Parties shall acquire ownership, beneficially or of record, of any Spirit Common Shares and (v) September 25, 2013.

“Transfer” shall mean (i) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any capital stock (or any security convertible or exchangeable into capital stock) or interest in any capital stock or (ii) entering into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise; provided, that after June 16, 2013, any transactions described in this clause (ii) shall not constitute a Transfer so long as (a) such transactions do not require a filing under the Exchange Act or any other public disclosure of such transactions and (b) such transactions do not in any way limit the ability of a Stockholder to vote its Spirit Shares.

2. Agreement to Retain Shares.

2.1 Transfer and Encumbrance of Spirit Shares. Other than a Permitted Transfer, until the Spirit Expiration Date, Stockholder shall not (i) Transfer any of the Spirit Shares or New Spirit Shares, or (ii) deposit any Spirit Shares or New Spirit Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Spirit Shares or New Spirit Shares or grant any proxy or power of attorney with respect thereto.

2.2 Additional Purchases. Stockholder agrees that any Spirit Common Shares or other capital shares of Spirit that Stockholder purchases or otherwise acquires or with respect to which Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Spirit Expiration Date (the “New Spirit Shares”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Spirit Shares.

2.4 Unpermitted Transfers. Any Transfer or attempted Transfer of any of the Spirit Shares or New Spirit Shares in violation of this Section 2 shall, to the fullest extent permitted by Law, be null and void ab initio, and Spirit shall not, and shall instruct its transfer agent and other third parties not to, record or recognize any such purported Transfer on the share register of Spirit.

3. Agreement to Vote Spirit Shares. Hereafter until the Spirit Expiration Date, at every meeting of the stockholders of Spirit called with respect to any of the following matters (but only the following matters), and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Spirit with respect to any of the following matters (but only the following matters), Stockholder shall vote the Spirit Shares and any New Spirit Shares: (i) in favor of the Company Merger; and (ii) against (a) any Spirit Acquisition Proposal, (b) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Company Merger set forth in Article 8 of the Merger Agreement not being fulfilled on or before the Outside Date, and (c) any action which could reasonably be expected to impede, interfere with, materially delay, materially postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement.

4. Irrevocable Proxy. By execution of this Agreement, Stockholder does hereby appoint and constitute Cole, Marc E. Bromley, George N. Fugelsang and any one or more other individuals designated by Cole, and each of them individually, until the Spirit Expiration Date (at which time this proxy shall automatically be revoked), with full power of substitution and resubstitution, as Stockholder’s true and lawful attorneys-in-fact and irrevocable proxies, to the fullest extent of Stockholder’s rights with respect to the Spirit Shares and any New Spirit Shares, to vote each of the Spirit Shares and New Spirit Shares solely with respect to the matters set forth in Section 3 hereof; provided, however, the foregoing shall only be effective if Stockholder fails to be counted as present, consent or vote Stockholder’s Spirit Shares and New Spirit Shares in accordance with Section 3 above. Stockholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Spirit Expiration Date for all purposes, including without limitation, the provisions of Section 2-507(d) of the Maryland General Corporation Law, and hereby revokes any proxy previously granted by Stockholder with respect to the Spirit Shares or New Spirit Shares. Stockholder hereby ratifies and confirms all actions that the proxies appointed hereunder may lawfully do or cause to be done in accordance with this Agreement.

5. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to the Cole Parties as follows:

5.1 Due Authority. Stockholder has the legal capacity and full power and authority to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 4 hereof. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

5.2 Ownership of Spirit Shares. Stockholder is the beneficial and record owner of the Spirit Common Shares indicated on the signature page of this Agreement, free and clear of any and all claims, liens, encumbrances and security interests whatsoever and has either sole or shared voting power over all of the Spirit Shares. Stockholder does not own, beneficially or of record, any securities of Spirit other than the Spirit Common Shares set forth on the signature page of this Agreement. Stockholder does not own, beneficially or of record, any rights to purchase or acquire any shares of capital stock of Spirit.

5.3 No Conflict; Consents.

(a) The execution and delivery of this Agreement by Stockholder do not, and the performance by Stockholder of the obligations under this Agreement and the compliance by Stockholder with any provisions hereof do not and will not: (i) conflict with or violate Stockholder’s organizational or formation documents, (ii) conflict with or violate in any material respect any Laws applicable to Stockholder or the Spirit Shares, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Spirit Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or the Spirit Shares are bound.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person, is required by or with respect to Stockholder in connection with the execution and delivery of this Agreement or the consummation by Stockholder of the transactions contemplated hereby.

5.4 Absence of Litigation. There is no Action pending against, or, to the knowledge of Stockholder, threatened against or affecting, Stockholder or any of its Affiliates or any of their respective properties or assets (including the Spirit Shares) at Law or in equity that could reasonably be expected to impair or adversely affect the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

6. Further Assurances. From time to time, at the request of Cole and without further consideration, Stockholder shall take such further action as may reasonably be requested by Cole to carry out the intent of this Agreement.

7. Termination. This Agreement shall terminate and shall have no further force or effect on the Spirit Expiration Date.

8. Notice of Certain Events. Stockholder shall notify Cole immediately of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach in any material respect of the representations and warranties of Stockholder under this Agreement and (b) the receipt by Stockholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement; provided, however, that the delivery of any notice pursuant to this Section 8 shall not limit or otherwise affect the remedies available to any party.

9. Miscellaneous.

9.1 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

9.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.3 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

9.4 Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in the State of Maryland, in addition to any other remedy to which they may be entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

9.5 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by facsimile or e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a) if to the Cole Parties to:

c/o Cole Credit Property Trust II, Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona, 85016

Attn: Secretary

Fax: (480) 449-7001

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

Exchange Place

Boston, MA

Attn:     Gilbert G. Menna, Esq.

              Suzanne D. Lecaroz, Esq.

Fax: (617) 523-1231

(b) if to Stockholder:

To the address for notice set forth on the last page hereof.

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

9.6 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Maryland without regard to its rules of conflict of laws. The parties hereto hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the courts of the State of Maryland and of the United States of America located in such state (the “Maryland Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agree not to commence any litigation relating thereto except in such courts), waive any objection to the laying of venue of any such litigation in the Maryland Courts and agree not to plead or claim in any Maryland Court that such litigation brought therein has been brought in any inconvenient forum.

9.7 WAIVER OF JURY TRIAL. EACH OF THE COLE PARTIES AND STOCKHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF COLE OR STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.8 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

9.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

9.10 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

9.11 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the Merger Agreement is executed by all parties thereto, and (ii) this Agreement is executed by all parties hereto.

9.12 Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

9.13 Confidentiality. Stockholder recognizes that successful consummation of the transactions contemplated by the Merger Agreement may be dependent upon confidentiality with respect to the matters referred to herein. In connection therewith, pending public disclosure thereof, Stockholder hereby agrees not to disclose or discuss such matters with anyone not a party to this Agreement (other than its Affiliates, counsel and advisors, if any) without the prior written consent of Cole, except for disclosures Stockholder’s counsel advises are necessary in order to fulfill any legal requirement, in which event Stockholder shall give notice of such disclosure to Cole as promptly as practicable so as to enable Cole to seek a protective order from a court of competent jurisdiction with respect thereto.

9.14 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Company Merger is consummated.

9.15 Action in Stockholder Capacity Only. The parties acknowledge and agree that this Agreement is entered into by Stockholder solely in its capacity as the record and/or beneficial owner of Stockholder’s Spirit Shares and nothing in this Agreement shall restrict or limit in any respect any action taken by any Affiliate or representative of Stockholder in his capacity as a director of the Company. The taking of any action (or failure to act) by any Affiliate or representative of Stockholder in his capacity as an officer or director of the Company will in no way constitute a breach of this Agreement. For the avoidance of doubt, nothing in this Section 9.15 shall in any way modify, alter or amend any of the terms of the Merger Agreement.

9.16 Documentation and Information. Stockholder (i) consents to and authorizes the publication and disclosure by Spirit and Cole of Stockholder’s identity and holdings of the Spirit Shares, and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement, in any press release or any other disclosure document required in connection with the Company Merger or any other transaction contemplated by the Merger Agreement and (ii) agrees as promptly as practicable to give to Spirit and Cole any information reasonably related to the foregoing as either may reasonably require for the preparation of any such disclosure documents. As promptly as practicable, Stockholder shall notify Cole of any required corrections with respect to any written information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent such Stockholder becomes aware that any have become false or misleading in any material respect.

9.17 Cole Ownership and Acquisition of Spirit Shares. The Cole Parties represent and warrant to the Stockholder that as of the date hereof they do not beneficially own any Spirit Common Shares.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

COLE:

COLE CREDIT PROPERTY TRUST II, INC.

By:	/s/ Christopher H. Cole

	Name:	Christopher H. Cole

	Title:	Chief Executive Officer

COLE OPERATING PARTNERSHIP:

COLE OPERATING PARTNERSHIP II, LP

By:	/s/ Christopher H. Cole

	Name:	Christopher H. Cole

	Title:	Chief Executive Officer

MACQUARIE GROUP (US) HOLDINGS NO. 1 PTY LTD.

By:	/s/ Michael Silverton

	Name:	Michael Silverton

	Title:	Authorized Signatory

By:	/s/ Charlie Baynes-Reid

	Name:	Charlie Baynes-Reid

	Title:	Authorized Signatory

Stockholder’s Address for Notice:

c/o Macquarie Capital (USA) Inc.

125 W. 55th St., New York, NY 10021

Shares:

6,568,255	Spirit Common Shares with sole voting power

N/A	Spirit Common Shares with shared voting power

SOLELY FOR PURPOSES OF

SECTION 2.4 HEREOF:

SPIRIT:

SPIRIT REALTY CAPITAL, INC.

By:	/s/ Peter M. Mavoides

	Name:	Peter M. Mavoides

	Title:	President and COO